UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

July 7, 2015

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on July 3, 2015:

Milan (Italy), July 3, 2015 — Notice is hereby given that today the required 3F Form provided by CONSOB Regulation n. 11971/1999 has been filed by Luxottica Group S.p.A. to disclose the below transactions carried out during the month of June 2015 in order to enhance the market liquidity of Luxottica Group shares in compliance with CONSOB’s market practices permitted under resolution n. 16839 adopted on March 19, 2009 regarding activity to support market liquidity.

Trade date	Market	Type of Transaction	Number of Luxottica Group Shares	Currency	Average Price	Number of trades
June 29, 2015	Milan MTA	Bought	39,628	Eur	60.75	61
June 30, 2015	Milan MTA	Bought	23,000	Eur	59.94	63

Contacts

Alessandra Senici

Group Investor Relations and Corporate Communications Director

Tel.: +39 (02) 8633 4870

Email: InvestorRelations@luxottica.com

www.luxottica.com/en/company/investors

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: July 7, 2015		MICHAEL A. BOXER
Group General Counsel